Ex. 99.4 1 Report of Independent Registered Public Accounting Firm Board of Directors and Shareholders Newtek Business Services Corp. and Subsidiaries Our audits of the Newtek Business Services Corp. and Subsidiaries (the Company) ‘s consolidated financial statements and internal control over financial reporting referred to in our report dated March 1, 2022, (appearing in the accompanying Form 10-K) also included an audit of the senior securities table of Newtek Business Services Corp. appearing in this Form 10-K. This table is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements. In our opinion, the senior securities table, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein. /s/ RSM US LLP New York, New York March 1, 2022